Exhibit 5.16

[INSERT BORDEN LETTERHEAD]

June 7, 2006

FILED BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	Agnico-Eagle Mines Limited Prospectus Supplement dated June 7, 2006

We refer to the prospectus supplement dated June 7, 2006 (the "Prospectus Supplement") to the short form base shelf prospectus dated November 15, 2004 of Agnico-Eagle Mines Limited (the "Corporation") relating to the new issue of common shares of the Corporation.

We hereby consent to the inclusion of our name on the face page and under the headings "Experts" and "Legal Matters" in the Prospectus Supplement and to the reference and use of our opinion under the heading "Eligibility for Investment" contained in the Prospectus Supplement.

We have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from our opinion or within our knowledge as a result of the services performed by us in connection with our opinion.

This letter is solely for the private information of the addressees and is not to be used, quoted from or referred to in whole or in part in any documents, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied on by any other person.

Yours truly,

/s/ Borden Ladner Gervais LLP